FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Notice to the Market dated May 25, 2010 regarding Preview of 4Q’10 and FY'10 results

COSAN S.A. INDÚSTRIA E COMÉRCIO CNPJ/MF nº 50.746.577/0001-15 NIRE 35.300.177.045 Public Company	COSAN LIMITED BDR Issuer CNPJ/MF nº 08.887.330/0001-52

Notice to the Market

COSAN S.A. INDÚSTRIA E COMÉRCIO (Bovespa:CSAN3) and COSAN LIMITED (Bovespa:CZLT11 and NYSE:CZZ), - (“Cosan” or the “Company”), hereby announce Preview of 4Q’10 and FY'10 results, which include the Company's preliminary revenues, prices and sales volumes for the period. The figures are unaudited and subject to review by the auditors. As of today, the Company will adopt a policy of disclosing preliminary results for the subsequent quarters.

Record Net Revenues of R$15.3 billion in FY'10

Cosan's net revenue totaled R$4.4 billion in 4Q'10 and approximately R$15.3 billion in fiscal year 2010, an increase of 144.6% when compared with fiscal year 2009.

4Q'09	4Q'10	Sales Composition (R$MM)	FY'09	FY'10
2,349.8	4,393.7	Net Operating Revenue	6,270.1	15,335.6
502.4	1,235.9	Sugar Revenue - CAA	1,805.1	3,439.6
64.1	368.1	Local	233.8	1,124.1
438.2	867.8	Export	1,571.3	2,315.5
337.5	602.1	Ethanol Revenue - CAA	1,176.0	1,747.6
257.8	549.7	Local	775.1	1,325.9
79.8	52.4	Export	401.0	421.8
3.6	5.7	Cogeneration Revenue - CAA	15.1	93.6
10.3	26.4	Other Revenue - CAA	133.4	160.6
9.7	38.3	Rumo	53.9	158.2
9.7	24.9	Loading	53.9	142.1
-	13.4	Transportation	-	16.1
1,393.7	2,401.6	Fuels Revenue - CCL	2,893.9	9,437.3
106.3	170.4	Ethanol	220.6	757.0
594.6	1,208.6	Gasoline	1,267.0	4,111.0
588.1	999.3	Diesel	1,156.3	4,338.5
104.7	23.3	Other	250.0	230.9
98.2	168.9	Lubes Revenue - CCL	186.4	634.0
13.8	18.1	Other Revenue - CCL	25.8	73.7
(19.3)	(103.4)	Eliminations from Consolidation	(19.3)	(409.2)

1. Cosan Açúcar e Álcool (CAA)

A. Net Revenue

Sugar net revenue amounted R$1.2 billion in 4Q'10 and R$3.4 billion in FY'10, an increase by 90.5% from FY'09.

Ethanol net revenue totaled R$602.1 million in 4Q'10 and R$1.7 billion in FY'10, 48.6% higher than in FY'09.

Co-generation net revenue invoiced R$5.7 million in 4Q'10 and R$93.6 million in FY'10.

4Q'09	4Q'10	Volume Sold	FY'09	FY'10
711.3	1,157.8	Sugar (thousand tonnes)	3,051.7	4,134.6
79.6	280.1	Local	358.5	1,054.7
631.7	877.7	Export	2,693.2	3,079.9
436.8	560.9	Ethanol (million liters)	1,495.1	2,147.5
353.2	513.7	Local	1,038.7	1,559.7
83.5	47.2	Export	456.4	587.9
-	33.0	Energy ( '000 MWh)	-	566.3

4Q'09	4Q'10	Average Unit Price	FY'09	FY'10
706	1,067	Sugar (R$/ton)	592	832
805	1,314	Local	652	1,066
694	989	Export	583	752
773	1,073	Ethanol (R$/thousand liters)	787	814
730	1,070	Local	746	850
955	1,110	Export	879	717
-	147	Energy (R$/MWh)	-	151

A. Cost of Goods Sold

Sugar and ethanol inventories costs were influenced by effects occurred in this quarter such as: (i) approximately R$100 million due to the TRS price, according to Consecana’s formula, which defines the compensation of suppliers and land leases, (ii) approximately R$80 million of origination of sugar especially for sales in the domestic market.

2. Rumo Logística

From this 4Q'10, Rumo Logistica results will be released separately from CAA results.

Rumo Logística net revenue was R$38.3 million in 4Q'10, totaling R$158.3 million in FY'10.

Loading service revenue amounted R$24.9 million and transportation service R$13.4 million in the quarter, referring to the sugar volume transported during this period, due to the beginning of the performance of the transportation agreement between Rumo and its clients, and to the fee payment from ALL Logistica to Rumo, according to the agreement between the parties.

4Q'09	4Q'10	Rumo Logística	FY'09	FY'10
		Volume (thousand tonnes)
538.9	1,292.0	Loading	3,478.8	8,124.0
		Price (R$/ton)
18.0	19.2	Loading	15.5	17.5

3. Cosan Combustíveis e Lubrificantes - CCL

Sales revenue from the fuel distribution division amounted R$2.4 billion in 4Q'10 and R$9.4 billion in FY'10, up 226.1% from FY'09.

Lubricant sales revenue totaled R$168.9 million in 4Q'10 and R$634 million in FY'10, an increase of 240.1% compared to FY'09.

4Q'09	4Q'10	Volume Sold	FY'09	FY'10
816.8	1,319.9	Fuel Business (million of liters)	1,681.2	5,470.2
118.0	147.6	Ethanol	245.5	803.2
272.8	538.0	Gasoline	581.8	1,863.0
313.1	602.2	Diesel	615.3	2,529.5
112.9	32.1	Other	238.6	274.5
18.8	36.0	Lubes Business (million of liters)	34.3	130.8

4Q'09	4Q'10	Average Unit Price	FY'09	FY'10
1,706	1,820	Fuel Business (R$/thousand liters)	1,721	1,725
901	1,155	Ethanol	898	942
2,179	2,247	Gasoline	2,178	2,207
1,878	1,659	Diesel	1,879	1,715
927	725	Other	1,048	841
5,213	4,694	Lubes Business (R$/thousand liters)	5,433	4,848

Earning Release

The Company also announces that it will disclose its results for the 4Q'10 after the market closes on June 10th. In line with best practices for corporate governance and fair disclosure, Cosan Ltd. and Cosan S.A. begin their quiet period on May 25th, which will end immediately after the conference calls held on June 11th, 2010.

Conference Calls

Portuguese June 11, 2010 Time: 10:30 a.m. (Brasília time) Dial-in: + (55 11) 2188-0155 Code: COSAN Replay: + (55 11) 2188-0155 Code: COSAN	English June 11, 2010 Time: 12:00 p.m. (Brasília time) Dial-in: +1 (706) 679 2379 Code: 76630230 Replay: +1 (706) 645 9291 Code: 76630230

São Paulo, May 25th, 2010

Marcelo Martins
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	May 26, 2010	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer